SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Relevant Fact” dated on November 09, 2009.

November 09, 2009 (1 page)

For further information, please contact:

Norair Ferreira do Carmo
Telesp, São Paulo, Brazil
Tel.: +55 (11) 3549-7200
Fax: +55 (11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – November 09, 2009) Telecomunicações de São Paulo S.A. – TELESP (NYSE: TSP; BOVESPA: TLPP) in accordance to CVM Instruction 358, of January 03, 2002, informs to its shareholders and the public in general that, on this date, the Board of Directors approved the second subscription of Promissory Notes by the Company for public distribution under limited placing efforts, in accordance to the terms of CVM Instruction 476, of January 16, 2009 (“CVM Instruction 476”), in the amount of up to R$6,000,000,000.00 (six billion million reais), which resources will be used exclusively to liquidate the payment of obligations that the Company may assume as a consequence of the result of the auction related to the Public Tender Offer launched on October 8, 2009 (“PTO”) proposed by the Company for the acquisition of up to 100% of shares issued by GVT (Holding) S.A..

Up to 600 (six hundred) Promissory Notes will be subscribed with unit face value of R$ 10,000,000.00 (ten million reais), without any warrant, that will be object of limited placing efforts, in accordance to the terms of CVM Instruction 476, with intermediation of intermediating institutions that are members of securities distribution system under a firm guarantee of placement regime. The Promissory Notes will pay interest equivalent to the average daily rate of one-day Interfinancial Deposits (DI), out of the group, in a ratio of 109% (one hundred and nine percent), considering the reduction of 2 (two) percent points to 107% (one hundred and seven percent) if the Company execute the withdrawal in advance, partially or totally, in within 90 days, or reduce 1 percent point to 108% (one hundred and eight percent) if the Company execute the withdrawal in advance, totally or partially in between 91 and 180 days.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 09, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director